UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

Tri-Continental Corporation
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

895436103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,143,215
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,143,215
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,143,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,144,116
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,144,116
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,144,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,097,615
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,097,615
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,097,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.02%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,969,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,969,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,969,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 992,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 992,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 83,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,810,050
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,810,050
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.75%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,525,175
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,525,175
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,525,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.47%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,225
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,225
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,225
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,225
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 895436103

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,225
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,225
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 895436103

The following constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D filed by the undersigned.  This Amendment No. 11 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 5,143,215 shares of common stock, $.50 par value per share (the “Common Stock”) beneficially owned by WILLC is approximately $99,269,591, including brokerage commissions.  The shares of Common Stock beneficially owned by WILLC were acquired with the working capital of each of WIHP, WIAP, WIIP and WITRP.  The aggregate purchase price of the 901 shares of Common Stock owned directly by Mr. Lipson is approximately $18,785, including brokerage commissions.  The shares of Common Stock owned directly by Mr. Lipson were acquired with personal funds.  The aggregate purchase price of the 3,335,225 shares of Common Stock beneficially owned by BPM is approximately $60,782,340, including brokerage commissions.  The shares of Common Stock beneficially owned by BPM were acquired with the working capital of BPIP and the working capital of BPP.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 103,738,828 shares of Common Stock outstanding as of November 10, 2008, as reported in the Issuer’s Offer to Purchase filed as Exhibit 99.(A)(1)(i) to the Issuer’s Schedule TO filed with the Securities and Exchange Commission on November 12, 2008.

As of the close of business on December 5, 2008, WIHP, WIAP, WIIP and WITRP beneficially owned 2,097,615, 1,969,700, 992,100 and 83,800 shares of Common Stock, respectively, constituting approximately 2.02%, 1.90%, less than 1% and less than 1%, respectively, of the shares of Common Stock outstanding.  WILLC beneficially owned 5,143,215 shares of Common Stock, constituting approximately 4.96% of the shares of Common Stock outstanding.  Mr. Lipson beneficially owned 5,144,116 shares of Common Stock, constituting approximately 4.96% of the shares of Common Stock outstanding.

As the general partner or managing member, as the case may be, of WIHP, WIAP, WIIP and WITRP, WILLC may be deemed to beneficially own the 5,143,215 shares of Common Stock owned in the aggregate by WIHP, WIAP, WIIP and WITRP.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 5,143,215 shares of Common Stock beneficially owned by WILLC, in addition to the 901 shares of Common Stock owned directly by Mr. Lipson.

CUSIP NO. 895436103

As of the close of business on December 5, 2008, BPIP and BPP beneficially owned 1,810,050 and 1,525,175 shares of Common Stock, respectively, constituting approximately 1.75% and 1.47%, respectively, of the shares of Common Stock outstanding.  As the managing member of BPIP and BPP, BPM may be deemed to beneficially own the 3,335,225 shares of Common Stock owned in the aggregate by BPIP and BPP, constituting approximately 3.22% of the shares of Common Stock outstanding.  As managing members of BPM, Messrs. Franzblau and Ferguson may be deemed to beneficially own the 3,335,225 shares of Common Stock beneficially owned by BPM, constituting approximately 3.22% of the shares of Common Stock outstanding.

Each of the Western Entities disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

Each of the Benchmark Entities disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by the Western Entities by virtue of their respective positions as described in paragraph (a).

Each of BPM, Mr. Ferguson and Mr. Franzblau is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by the Benchmark Entities by virtue of their respective positions as described in paragraph (a).

None of the Western Entities has voting or dispositive control over the shares of Common Stock held by the other Reporting Persons.  None of the Benchmark Entities has voting or dispositive control over the shares of Common Stock held by the other Reporting Persons.

(c)           Schedule A annexed hereto lists all transactions in the shares of Common Stock by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Effective December 8, 2008, the Reporting Persons ceased to be beneficial owners of more than 5% of the securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 8, 2008, Western, BPIP and BPP entered into an agreement (the “Agreement”) whereby Western agreed to cease providing recommendations to BPIP and BPP with respect to purchases and sales of securities of the Issuer.  In addition, pursuant to the terms of the Agreement, BPIP, BPP, BPM, Mr. Ferguson and Mr. Franzblau are no longer members of a “group” with respect to the securities of the Issuer with the other Reporting Persons.

Since the filing of Amendment No. 10, each of WIHP, WIAP and WIIP has unwound its position with respect to the Swap Arrangements.  Accordingly, as of the close of business on December 5, 2008, WIHP, WIAP and WIIP are no longer parties to the Swap Arrangements.

CUSIP NO. 895436103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2008	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

CUSIP NO. 895436103

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 895436103

SCHEDULE A
Transactions in the Shares of Common Stock During the Past 60 Days

Shares of Common Stock Purchased / Sold	Price Per Share($)	Date of Purchase / Sale

WESTERN INVESTMENT HEDGED PARTNERS L.P.
(1,500)	12.1074	10/14/08
(15,200)	10.9044	10/16/08
(1,500)	10.4374	10/24/08
(13,800)	10.6590	10/27/08
(2,000)	11.0423	10/29/08
(25,000)	12.3530	11/04/08
(80,900)	12.0034	11/05/08
(23,700)	11.2097	11/06/08
(86,200)	11.3766	11/07/08
(70,500)	11.3956	11/10/08
(65,200)	10.9788	11/11/08
(59,900)	10.6231	11/12/08
(38,500)	10.4733	11/13/08
(45,600)	10.8592	11/14/08
(5,900)	10.5823	11/17/08
(58,000)	10.2930	11/18/08
(27,000)	10.2209	11/19/08
(6,800)	9.3173	11/20/08
(1,200)	9.3391	11/21/08
(1,200)	10.2075	11/24/08
(10,000)	9.8033	11/25/08
(15,000)	10.2028	11/26/08
(8,200)	10.5247	11/28/08
(22,500)	10.0936	12/01/08

CUSIP NO. 895436103

WESTERN INVESTMENT ACTIVISM PARTNERS LLC
(1,500)	12.1074	10/14/08
(200)	11.3874	10/15/08
(2,700)	10.9007	10/16/08
(12,500)	10.9044	10/16/08
(1,600)	10.4374	10/24/08
(14,100)	10.6590	10/27/08
(1,300)	10.3628	10/28/08
(2,100)	11.0423	10/29/08
(25,000)	12.3530	11/04/08
(81,000)	12.0034	11/05/08
(23,700)	11.2097	11/06/08
(86,300)	11.3766	11/07/08
(70,600)	11.3956	11/10/08
(65,200)	10.9788	11/11/08
(60,000)	10.6231	11/12/08
(38,600)	10.4733	11/13/08
(45,700)	10.8592	11/14/08
(6,000)	10.5824	11/17/08
(58,000)	10.2930	11/18/08
(27,000)	10.2209	11/19/08
(6,800)	9.3173	11/20/08
(1,100)	9.3384	11/21/08
(1,300)	10.2081	11/24/08
(10,000)	9.8033	11/25/08
(8,300)	10.5247	11/28/08
(22,500)	10.0936	12/01/08

CUSIP NO. 895436103

WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
145,700*	10.2900	11/25/08
(15,000)	10.2028	11/26/08
120,000*	10.2921	11/26/08

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
(12,900)	10.9041	10/16/08
(11,700)	11.8783	10/17/08
(29,600)	12.0580	10/20/08
(19,900)	12.0021	10/21/08
(10,000)	11.4059	10/22/08
(60,000)	11.4059	10/22/08
(10,100)	10.7231	10/23/08
(1,500)	10.4374	10/24/08
(13,800)	10.6590	10/27/08

WESTERN INVESTMENT TOTAL RETURN FUND LTD.
(145,700)**	10.2900	11/25/08
(120,000)**	10.2878	11/26/08

* Shares acquired in a cross trade with Western Investment Total Return Fund Ltd., an affiliate of Western Investment Institutional Partners LLC.

** Shares were transferred in a cross trade with Western Investment Institutional Partners LLC, an affiliate of Western Investment Total Return Fund Ltd.